CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Notes	$2,000,000,000	$142,600

PROSPECTUS Dated January 23, 2009	Pricing Supplement Number: 4985 Filed Pursuant to Rule 424(b)(3)
PROSPECTUS SUPPLEMENT Dated January 23, 2009	Dated September 13, 2010 Registration Statement: No. 333-56929

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Senior Unsecured Fixed Rate Notes)

Investing in these notes involves risks. See "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission.

Issuer:	General Electric Capital Corporation
Trade Date:	September 13, 2010
Settlement Date (Original Issue Date):	September 16, 2010
Maturity Date:	September 16, 2020
Principal Amount:	US $2,000,000,000
Price to Public (Issue Price):	99.217%
Agents Commission:	0.425%
All-in Price:	98.792%
Net Proceeds to Issuer:	US $1,975,840,000
Treasury Benchmark:	2.625% due August 15, 2020
Treasury Yield:	2.723%
Spread to Treasury Benchmark:	Plus 1.750%
Reoffer Yield:	4.473%
Interest Rate Per Annum:	4.375%
Interest Payment Dates:	Semi-annually on the 16th day of each March and September, commencing March 16, 2011 and ending on the Maturity Date

Filed Pursuant to Rule 424(b)(3)
Dated September 13, 2010
Registration Statement No. 333-156929

Day Count Convention:	30/360
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter
Call Notice Period:	None
Put Dates (if any):	None
Put Notice Period:	None
CUSIP:	36962G4R2
ISIN:	US36962G4R28
Common Code:	054306091

Plan of Distribution:

The Notes are being purchased by the underwriters listed below (collectively, the "Underwriters"), as principal, at 99.217% of the aggregate principal amount less an underwriting discount equal to 0.425% of the principal amount of the Notes.

Institution Lead Managers:	Commitment
Banc of America Securities LLC	$475,000,000
Barclays Capital Inc.	$475,000,000
Citigroup Global Markets Inc.	$475,000,000
Credit Suisse Securities (USA) LLC	$475,000,000
Co-Managers:
Blaylock Robert Van, LLC	$20,000,000
CastleOak Securities, L.P.	$20,000,000
Loop Capital Markets LLC	$20,000,000
Samuel A. Ramirez & Company, Inc.	$20,000,000
The Williams Capital Group, L.P.	$20,000,000
Total	$2,000,000,000

Filed Pursuant to Rule 424(b)(3)
Dated September 13, 2010
Registration Statement No. 333-156929

The Issuer has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Additional Information

General

At the quarter ended June 30, 2010, we had outstanding indebtedness totaling $405.714 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year, and excluding bank deposits and non-recourse borrowings of consolidated securitization entities. The total amount of outstanding indebtedness at June 30, 2010, excluding subordinated notes and debentures payable after one year, was equal to $396.650 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:

Year Ended December 31,					Six Months Ended
2005	2006	2007	2008	2009	June 30, 2010
1.66	1.63	1.56	1.24	0.85	1.08

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which we believe is a reasonable approximation of the interest factor of such rentals.

As set forth above, GE Capital’s ratio of earnings to fixed charges increased to 1.08:1 in the first six months of 2010 due to higher pre-tax earnings at GECC, which were primarily driven by lower losses and delinquencies.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.